UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 10 November, 2010

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.	A news release dated October 8, 2010 entitled ‘Vodafone takes a Leading Position in Telecom Expense Management’

2.	A news release dated October 15, 2010 entitled ‘Vodafone Exceeds 1 Million Users of its Hosted Communications Service for Small and Medium Enterprises’

3.	A news release dated October 15, 2010 entitled ‘Director Declaration’

4.	A news release dated Stock Exchange Announcement dated October 21, 2010 entitled ‘Vodafone and Vodafone McLaren Mercedes Extend Title Partnership’

5.	Stock Exchange Announcement dated October 4, 2010 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated October 5, 2010 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated October 6, 2010 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated October 7, 2010 entitled ‘Transactions in Own Securities’

9.	Stock Exchange Announcement dated October 8, 2010 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated October 11, 2010 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated October 12, 2010 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated October 13, 2010 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated October 14, 2010 entitled ‘Transactions in Own Securities’

14.	Stock Exchange Announcement dated October 15, 2010 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated October 18, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.	Stock Exchange Announcement dated October 18, 2010 entitled ‘Transaction in Own Securities’

17.	Stock Exchange Announcement dated October 19, 2010 entitled ‘Transactions in Own Securities’

18.	Stock Exchange Announcement dated October 20, 2010 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated October 21, 2010 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated October 22, 2010 entitled ‘Transactions in Own Securities’

21.	Stock Exchange Announcement dated October 25, 2010 entitled ‘Transactions in Own Securities’

22.	Stock Exchange Announcement dated October 26, 2010 entitled ‘Transactions in Own Securities’

23.	Stock Exchange Announcement dated October 27, 2010 entitled ‘Transactions in Own Securities ‘

24.	Stock Exchange Announcement dated October 28, 2010 entitled ‘Transactions in Own Securities’

25.	Stock Exchange Announcement dated October 29, 2010 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

8 October 2010

VODAFONE TAKES A LEADING POSITION IN TELECOM EXPENSE MANAGEMENT

Vodafone Global Enterprise – the business within Vodafone which manages the communications needs of its largest multinational customers – today announces the acquisitions of two telecom expense management (“TEM”) companies: Quickcomm and TnT Expense Management.

Multinational companies require full visibility and control of both fixed line and mobile spending as they grow, shrink or change the scope of their operations. Vodafone Global Enterprise already has a strong track record in expense management and these two acquisitions will propel Vodafone into being a leading TEM company for multinational organisations.

Quickcomm, a leading developer of TEM software, is headquartered in Sydney, Australia and has offices in the US, UK and Singapore. Quickcomm will continue to sell and provide ongoing support for its products, as well as becoming a fully integrated part of the Vodafone Telecoms Management solution.

TnT Expense Management is a leading services provider of TEM. It is headquartered in Sandy Hook, Connecticut and has offices in New York, the UK, Germany and France. Its managed telecoms expense service, based on expert analysis as well as automated bill processing, will be a strong addition to Vodafone Global Enterprise’s existing services team.

The value of the gross assets being acquired are US$6.9m for Quickcomm and US$2.8m for TnT Expense Management.

“Our 570 multinational corporate customers tell us that they want Vodafone Global Enterprise to help them reduce cost, increase visibility and improve management control across their global footprint,” said Nick Jeffery, CEO of Vodafone Global Enterprise. “These acquisitions will benefit our customers by providing even greater visibility and control of their fixed and mobile spend and this, in turn, will further the business case for multinationals to adopt unified communications solutions.”

About Vodafone Global Enterprise

Vodafone Global Enterprise provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa, with teams based in 21 countries across the globe. Vodafone was positioned by Gartner in the leaders’ quadrant in its ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ Report 2009, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress.

www.vodafone.com/globalenterprise

About Quickcomm

Quickcomm is a global leader of Telecom and Mobile Management solutions, enabling enterprise organizations and managed service providers to maximize the value of their telecom investment. Its premier solutions provide the capability to manage, control and align telecom and mobile infrastructures with organizational needs in order to achieve operational efficiencies and dramatically reduce costs. Quickcomm’s unrivalled technology, extensive experience and commitment to delivering exceptional customer service have made it the preferred choice by leading organizations around the globe.

About TnT Expense Management

TnT Expense Management is the leading global provider of Telecom Expense Management solutions for enterprises and mid-market clients in all major industries and government entities. TnT’s managed services, through its detailed inventory management practices, effectively reduces its client’s overall telecom spend and gives control and visibility to its clients telecom environment.

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

Investor Relations

Tel: +44 (0)1635 33251

15 October 2010

VODAFONE EXCEEDS 1 MILLION USERS OF ITS HOSTED COMMUNICATIONS SERVICE
FOR SMALL AND MEDIUM ENTERPRISES

•     “One Net” customers benefit from: reduced costs, less administration, scalability to match their business’s needs and the ability to respond 24/7

Vodafone today announces it has more than one million users of its hosted “One Net” service in Europe, as growing numbers of Small and Medium Enterprises seek to gain competitive advantage by bringing their fixed and mobile communications together.

In the current challenging economic climate, small businesses recognise that they need to be even more responsive to the needs of their customers and “One Net” enables them to field calls both quickly and efficiently, wherever they may be.

Small and Medium Enterprises are also achieving considerable cost savings by handing the management of both their fixed and mobile communications needs to Vodafone. Significantly, cost savings are also realised because all calls between “One Net” company handsets – both fixed and mobile – are free.

As “One Net” is a rental-based solution, priced on a per user basis, it is highly attractive to Small and Medium Enterprises because it requires no capital investment. The current economic environment has made this hosted service even more appealing to businesses. Vodafone “One Net’s” scalability enables customers to easily increase or decrease the number of connections to match changing staffing needs within their business.

Through its advanced call management system, the “One Net” service allows users to answer calls to their business on either their fixed or mobile phone, the ability to transfer calls between phones or to any other phone within the business and benefit from one combined voicemail box.

Also, “One Net” reduces the administrative burden for Small and Medium Enterprises through its simple per-user, per-month charging system together with one monthly bill covering all of the business’s communications needs.

“Hosted voice has become increasingly popular in the current macroeconomic climate because it offers flexibility, low risk and cost control” said Angela Salmeron from IDC, the leading industry analyst firm, in a report* published in August 2010.

Vodafone’s “One Net” service is in the forefront of the rapidly growing market for Cloud Telephony, which provides customers with hosted, scalable fixed and mobile communications solutions.

The “One Net” system utilises Vodafone’s sophisticated IP Centrex telephony system, which enables this high level of integration between fixed and mobile phone handsets. The recent success of products such as Vodafone’s “One Net” service has contributed to an upward revision of IDC’s IP Centrex services forecasts. Its August 2010 report reported “We see this market taking off over the forecast period. IP Centrex is the fastest-growing IP voice service in Western Europe, and it is expected to be worth $3.6 billion (€2.6bn) in 2014. This is a compound annual growth rate of 47% in the period. “

“Vodafone has taken a leadership position in this emerging market for Cloud Telephony. This market is taking off because customers can now be more responsive to business enquiries, manage their communications costs more efficiently and - being a hosted solution - they can spend more time focused on their own business”, said Tom Craig, Vodafone’s Business Services Director. “The service enables smaller companies to compete alongside their larger rivals by giving them all the call handling capabilities they will need without a significant financial outlay. In addition, it offers a transparent, per-user charging model across both fixed and mobile phones.”

* = IDC Report: Western European IP Centrex Services Market, 2009-2014, published August 2010

- ends -

For further information:

Vodafone Group

Media Relations

Tel: +44 (0) 1635 664444

15 October 2010

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement on 13 October 2010 of the appointment of Renee James as a Non-Executive Director of the Company with effect from 1 January 2011, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Renee James holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of resignation

VM Ware Corp	2007	Current directorship

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

21 October 2010

VODAFONE AND VODAFONE MCLAREN MERCEDES EXTEND TITLE PARTNERSHIP

•      Extension of existing partnership to end of 2013 Formula 1 championship calendar

•      Vodafone remains title partner and expands its category from mobile partner to total communications partner of Vodafone McLaren Mercedes

•      Partnership to focus on technical innovation and customer involvement

Vodafone and Vodafone McLaren Mercedes are pleased to announce the extension of their title partnership. The Vodafone McLaren Mercedes title partnership has been hugely successful, in both sporting and marketing terms, and the extension is testimony to Formula 1’s enduring global marketing appeal.

Building on major successes already achieved, the Vodafone McLaren Mercedes partnership will continue to focus on developing exciting new technologies as well as engaging Vodafone’s customers in a series of innovative new marketing initiatives.

Under the new agreement, which runs until the end of the 2013 season, Vodafone will remain title partner and becomes official total communications partner of Vodafone McLaren Mercedes. Covering fixed, mobile and broadband networks, content and communication services and associated devices, the partnership will continue to drive forward the relationship with a particular focus on empowerment and technical innovation by:

–	bringing Vodafone customers closer to the passion of Formula 1 through its services, events and experiences

–	helping support the Vodafone McLaren Mercedes team’s on-track success through greater technical integration of Vodafone’s total communications services.

Morten Lundal, Group Chief Commercial Officer, Vodafone, said, “Vodafone is an international brand with strong local roots. As such, Formula 1 is a strong platform from which we can engage our customers with unique experiences and events. We’ve had great success in using the Vodafone McLaren Mercedes partnership to engage our customers in our key markets, and we’re committed to new and exciting platforms which will allow customers to get even closer to the action.”

Ron Dennis, Executive Chairman, McLaren Group and McLaren Automotive, said, “The success that Vodafone McLaren Mercedes has enjoyed since our two companies’ partnership began in

2007 has been prodigious. Of the 68 Grands Prix that have been staged during our partnership, our drivers have scored 21 wins and 55 podium finishes.

“Going forward, I’m confident that Vodafone McLaren Mercedes will build on and improve on our already impressive track record, delivering an ever more powerful return on investment for Vodafone, and proving once again what a formidable global marketing tool the sport of Formula 1 remains.”

- ends -

For further information

Vodafone Group Media Relations

Tel: +44 (0) 1635 664444

Vodafone McLaren Mercedes

Vodafone McLaren Mercedes Communications Department

+44 1483 261900

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	1 October 2010

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	159.35p

Lowest purchase price paid per share:	157p

Volume weighted average price per share:	158.1625p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 128,400,000 shares at a cost (including dealing and associated costs) of £207,363,337.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 October 2010

Number of ordinary shares transferred:	226,744

Highest transfer price per share:	158.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,180,484,694 of its ordinary shares in treasury and has 52,629,638,745 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	4 October 2010

Number of ordinary shares purchased:	11,000,000

Highest purchase price paid per share:	160.65p

Lowest purchase price paid per share:	158.6p

Volume weighted average price per share:	159.4962p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 139,400,000 shares at a cost (including dealing and associated costs) of £224,999,151.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 October 2010

Number of ordinary shares transferred:	1,417,645

Highest transfer price per share:	157.1p

Lowest transfer price per share:	157.1p

Following both the above transactions, Vodafone holds 5,190,067,049 of its ordinary shares in treasury and has 52,620,072,950 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	5 October 2010

Number of ordinary shares purchased:	13,500,000

Highest purchase price paid per share:	161.5p

Lowest purchase price paid per share:	158.5p

Volume weighted average price per share:	159.9928p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 152,900,000 shares at a cost (including dealing and associated costs) of £246,710,495.35.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 October 2010

Number of ordinary shares transferred:	129,849

Highest transfer price per share:	158.85p

Lowest transfer price per share:	158.85p

Following both the above transactions, Vodafone holds 5,203,437,200 of its ordinary shares in treasury and has 52,606,705,709 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	6 October 2010

Number of ordinary shares purchased:	10,500,000

Highest purchase price paid per share:	163.2p

Lowest purchase price paid per share:	160.45p

Volume weighted average price per share:	162.21098p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 163,400,000 shares at a cost (including dealing and associated costs) of £263,831,216.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 October 2010

Number of ordinary shares transferred:	88,295

Highest transfer price per share:	159p

Lowest transfer price per share:	159p

Following both the above transactions, Vodafone holds 5,213,848,905 of its ordinary shares in treasury and has 52,596,294,004 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	7 October 2010

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	162.9p

Lowest purchase price paid per share:	161p

Volume weighted average price per share:	161.9819p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 173,400,000 shares at a cost (including dealing and associated costs) of £280,113,638.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 October 2010

Number of ordinary shares transferred:	94,584

Highest transfer price per share:	161p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,223,754,321 of its ordinary shares in treasury and has 52,586,388,588 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	8 October 2010

Number of ordinary shares transferred:	111,708

Highest transfer price per share:	161.9p

Lowest transfer price per share:	161.9p

Following the above transfer, Vodafone holds 5,223,642,613 of its ordinary shares in treasury and has 52,586,500,296 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via JP Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	11 October 2010

Number of ordinary shares purchased:	6,500,000

Highest purchase price paid per share:	162.95p

Lowest purchase price paid per share:	159.95p

Volume weighted average price per share:	161.5582p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 179,900,000 shares at a cost (including dealing and associated costs) of £290,669,529.

Following the purchase of these shares, Vodafone holds 5,230,142,613 of its ordinary shares in treasury and has 52,580,000,296 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	12 October 2010

Number of ordinary shares purchased:	6,000,000

Highest purchase price paid per share:	163.15p

Lowest purchase price paid per share:	161.3p

Volume weighted average price per share:	162.0748p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 185,900,000 shares at a cost (including dealing and associated costs) of £300,444,585.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 October 2010

Number of ordinary shares transferred:	155,674

Highest transfer price per share:	161.6p

Lowest transfer price per share:	161.2p

Following both the above transactions, Vodafone holds 5,235,986,939 of its ordinary shares in treasury and has 52,574,162,790 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	13 October 2010

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	165.5p

Lowest purchase price paid per share:	163.05p

Volume weighted average price per share:	164.464p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 197,900,000 shares at a cost (including dealing and associated costs) of £320,282,892.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 October 2010

Number of ordinary shares transferred:	347,535

Highest transfer price per share:	162.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,247,639,404 of its ordinary shares in treasury and has 52,562,510,325 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	14 October 2010

Number of ordinary shares purchased:	19,500,000

Highest purchase price paid per share:	167.65p

Lowest purchase price paid per share:	164.15p

Volume weighted average price per share:	166.3619p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 217,400,000 shares at a cost (including dealing and associated costs) of £352,892,154.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 October 2010

Number of ordinary shares transferred:	584,359

Highest transfer price per share:	162.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,266,555,045 of its ordinary shares in treasury and has 52,543,594,684 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 October 2010

Number of ordinary shares transferred:	522,989

Highest transfer price per share:	163.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,266,032,056 of its ordinary shares in treasury and has 52,544,117,673 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 15 October 2010 by Computershare Trustees Limited that on 12 October 2010 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 162p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	154
Michel Combes *	154
Andrew Halford*	154
Matthew Kirk	154
Ronald Schellekens	154

* Denotes Director of the Company

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	18 October 2010

Number of ordinary shares purchased:	9,500,000

Highest purchase price paid per share:	169.05p

Lowest purchase price paid per share:	166.4p

Volume weighted average price per share:	167.6257p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 226,900,000 shares at a cost (including dealing and associated costs) of £368,899,404.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 October 2010

Number of ordinary shares transferred:	421,173

Highest transfer price per share:	166.5p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,275,110,883 of its ordinary shares in treasury and has 52,535,038,846 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	19 October 2010

Number of ordinary shares purchased:	8,500,000

Highest purchase price paid per share:	167.75p

Lowest purchase price paid per share:	166.25P

Volume weighted average price per share:	167.029p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 235,400,000 shares at a cost (including dealing and associated costs) of £383,170,696.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 October 2010

Number of ordinary shares transferred:	406,762

Highest transfer price per share:	167p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,283,204,121 of its ordinary shares in treasury and has 52,526,945,608 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	20 October 2010

Number of ordinary shares purchased:	7,500,000

Highest purchase price paid per share:	168.3p

Lowest purchase price paid per share:	165.95p

Volume weighted average price per share:	167.3712p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 242,900,000 shares at a cost (including dealing and associated costs) of £395,788,812.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 October 2010

Number of ordinary shares transferred:	116,836

Highest transfer price per share:	168.4p

Lowest transfer price per share:	168.4p

Following both the above transactions, Vodafone holds 5,290,587,285 of its ordinary shares in treasury and has 52,519,562,444 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	21 October 2010

Number of ordinary shares transferred:	167,832

Highest transfer price per share:	166.25p

Lowest transfer price per share:	166.25p

Following the above transfer, Vodafone holds 5,290,419,453 of its ordinary shares in treasury and has 52,519,730,276 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	22 October 2010

Number of ordinary shares purchased:	9,000,000

Highest purchase price paid per share:	167.25p

Lowest purchase price paid per share:	166p

Volume weighted average price per share:	166.7235p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 251,900,000 shares at a cost (including dealing and associated costs) of £410,871,955.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	22 October 2010

Number of ordinary shares transferred:	403,382

Highest transfer price per share:	168.35p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,299,016,071 of its ordinary shares in treasury and has 52,511,133,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	25 October 2010

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	168.45p

Lowest purchase price paid per share:	165.85p

Volume weighted average price per share:	167.2888p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 258,900,000 shares at a cost (including dealing and associated costs) of £422,643,065.

Following the purchase of these shares, Vodafone holds 5,306,016,071 of its ordinary shares in treasury and has 52,504,133,658 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	26 October 2010

Number of ordinary shares purchased:	12,000,000

Highest purchase price paid per share:	167.65p

Lowest purchase price paid per share:	165.2p

Volume weighted average price per share:	166.1079p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 270,900,000 shares at a cost (including dealing and associated costs) of £442,679,665.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 October 2010

Number of ordinary shares transferred:	424,644

Highest transfer price per share:	167p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 5,317,591,427 of its ordinary shares in treasury and has 52,492,653,612 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	27 October 2010

Number of ordinary shares purchased:	13,000,000

Highest purchase price paid per share:	168.3p

Lowest purchase price paid per share:	165.8p

Volume weighted average price per share:	166.8562p

Vodafone intends to hold the purchased shares in treasury.

Since 16 September 2010, Vodafone has purchased 283,900,000 shares at a cost (including dealing and associated costs) of £464,483,767.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 October 2010

Number of ordinary shares transferred:	76,301

Highest transfer price per share:	165.9p

Lowest transfer price per share:	165.9p

Following both the above transactions, Vodafone holds 5,330,515,126 of its ordinary shares in treasury and has 52,479,731,483 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 30 September 2010, as announced by Vodafone on 1 October 2010.

Ordinary Shares

Date of purchase:	28 October 2010

Number of ordinary shares purchased:	19,000,000

Highest purchase price paid per share:	172.1p

Lowest purchase price paid per share:	167.85p

Volume weighted average price per share:	170.3381p

Vodafone intends to hold the purchased shares in treasury.

Since 23 July 2008, Vodafone has purchased 302,900,000 shares at a cost (including dealing and associated costs) of £497,016,301.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 October 2010

Number of ordinary shares transferred:	67,488

Highest transfer price per share:	167.4p

Lowest transfer price per share:	164.49p

Following the above transactions, Vodafone holds 5,349,447,638 of its ordinary shares in treasury and has 57,810,246,609 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,460,798,971 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,460,798,971. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY (Registrant)

Dated: 10 November, 2010	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary